SCHEDULE 13G
Amendment No. 1
Sealed Air Corporation
Common Stock
$0.01 par value


Cusip #: 812-11510-3
Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  8,649,292
Item 7:  -0-
Item 8:  8,649,292
Item 9:  8,649,292
Item 11: 10.2%
Item 12: IA


Cusip #: 812-115-10-3
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  5,693,119
Item 7:  -0-
Item 8:  5,693,119
Item 9:  5,693,119
Item 11: 6.7%
Item 12: IA


Cusip #: 812-115-10-3
Item 1:  Reporting Person - Julian
H. Robertson, Jr.
Item 4:  U.S
Item 5:  -0-
Item 6:  14,432,411
Item 7:  -0-
Item 8:  14,432,411
Item 9:  14,432,411
Item 11: 17.0%
Item 12: IN


Item 1(a). Sealed Air Corporation

Item 1(b). Park 80 East, Saddle
Brook, NJ 07662

Item 2(a). This statement is filed
on behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr. is the
ultimate controlling person of
TMLLC and TPLLC.

Item 2(b). The address of each
reporting person is 101 Park
Avenue, New York, NY 10178

Item 2(c).
Incorporated by reference to item
(4) of the cover page pertaining to
each reporting person.

Item 2(d). Common Stock $0.01 par
value
Item 2(e). 812-115-10-3 Item 3.
TMLLC and TPLLC are
investment advisers registered
under Section 203 of the Investment
Advisers Act of 1940.

Item 4. Ownership as of August 31,
1998 is incorporated by reference
to items (5) - (9) and (11) of the
cover page pertaining to each
reporting person.  Ownership
percentages are based upon a
conversion of 1,754,017 shares of
preferred held by TMLLC and TPLLC
into 1,551,541 common shares for an
outstanding of 84,823,602 common
shares.  The preferred shares have
not actually been converted.

Item 5. Not applicable

Item 6. Other persons are known to
have the right to

receive dividends from

or proceeds from the sale of such

securities.  The interests of one

such persons, The Jaguar Fund N.V.,

a Netherlands Antilles corporation,

is more than 5%.

Item 7.Not applicable

Item 8.Not applicable

Item 9.Not applicable



Item 10. By signing below, I
certify that, to the best of my
knowledge and belief, the
securities referred to above were
acquired in the ordinary course of
business and were not acquired for
the purpose of and do not have the
effect of changing or influencing
the control of the issuer of such
securities and were not acquired in
connection with or as a participant
in any transaction having such
purpose or effect.




After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set
forth in this statement is true,
complete and correct.


September 10, 1998


TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman,

Chief Financial Officer TIGER
PERFORMANCE L.L.C.
/s/  Nolan Altman, Chief Financial
Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman Chief
Financial Officer Under Power of
Attorney dated 1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that this
Amendment No. 1 to Schedule 13G
dated September 10, 1998 relating
to shares of common stock of Sealed
Air Corporation shall be filed on
behalf of each of the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief
Financial
Officer

TIGER
PERFORMANCE
L.L.C.

/s/  Nolan
Altman,
Chief Financial
Officer

JULIAN H.
ROBERTSON, JR.

By:  /s/  Nolan
Altman
Under Power of
Attorney dated 1/27/95
On file with

Schedule 13G for

Kohl's

Corp. 2/7/95